Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.
U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 5, 2024

VIA EDGAR TRANSMISSION

Ms. Valerie Lithomos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
CrossingBridge Nordic High Income Bond Fund (S000088023)

Dear Mr. Lithomos,

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 28, 2024 regarding the Trust’s Post-Effective Amendment No. 861 (“PEA No. 861”) to its registration statement, filed on behalf of its series, the CrossingBridge Nordic High Income Bond Fund (the “Fund”). PEA No. 861 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on July 12, 2024 for the purpose of registering the Fund as new series of the Trust. The Trust is filing this PEA No. [...] (“PEA No. [...]”) under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement. Capitalized terms used herein have the same meaning as in PEA No. 861.

The Trust’s responses to your comments are as follows:

General Comments

1.Staff Comment: Please file supplementary responses no later than five business days before filing the subsequent 485(b) amendment.

Response: The Trust responds by confirming that this correspondence is being submitted at least five business days before the filing of PEA No. [...].

2.    Staff Comment: Please complete all missing or bracketed information.

Response: The Trust responds by confirming that all missing information will be included in PEA No. [...].

Prospectus - Fees and Expenses of the Fund

3.    Staff Comment: Please make the second sentence under “Fees and Expenses of the Fund” appear in bold font.

Response: The Trust responds by making the requested revision to the disclosure of each Fund.

4.    Staff Comment: Please provide a completed Fees and Expenses table as well as the completed Expense Example for the Fund prior to effectiveness.

Response: The completed Fees and Expenses table as well as the completed Expense Example are attached as Appendix A.

5.    Staff Comment: Please confirm supplementally that the Fund will have no acquired fund fees and expenses (“AFFE”) in its first year of operation. If the Fund will have AFFE of 0.01% or more, please add a separate line item to the “Fees and Expenses of the Fund” table for the Fund to disclose these fees.

Response: The Trust confirms that the Trust expects AFFE to be less than 0.01% of the Fund’s average daily net assets during the Fund’s first year of operation.

6.    Staff Comment: Footnote 3 to the Fees and Expenses table of the Fund shows an operating expense limitation agreement will be in effect for a period of time. To show the effect of this waiver, it must be in place for at least one year from the date of the Prospectus. Please confirm supplementally that the waiver will be in effect for at least one year from the date of the Prospectus.

Response: The Trust confirms supplementally that the operating expense limitation agreement for the Fund will be in effect for at least one year from the date of the Prospectus.

7.    Staff Comment: Please discuss supplementally whether the shareholder servicing plan fee is paid pursuant a distribution and shareholder servicing plan adopted pursuant to Rule 12b-1 under the 1940 Act, how the shareholder servicing plan fee accrual rate can be increased, and how shareholders will be notified of an increase in the accrual rate. Please also indicate how payments under the shareholder servicing plan are authorized.

Response: The Trust responds supplementally by noting that the shareholder servicing plan fees are not paid pursuant to a distribution and shareholder servicing plan adopted pursuant to Rule 12b-1 under the 1940 Act and such fees and are not distribution-related. The Board of Trustees (the “Board”) of the Trust has approved a shareholder servicing plan with respect to the Fund that permits the Fund to pay up to 0.15% of the Fund’s average daily net assets for personal service to shareholders and/or the maintenance of shareholder accounts. Payments are made to service providers pursuant to agreements based on the form of agreement attached as an appendix to the Board-approved shareholder servicing plan or pursuant to other agreements that have been approved by the Board. Any increase in the accrual rate under the shareholder servicing plan, which will be 0.10% of the Fund’s average daily net assets at inception, would be communicated to shareholders by a supplement to the Fund’s registration statement. Increases in the accrual rate may be made by the Fund at the request of the Adviser to an officer of the Trust.

8.    Staff Comment: Please remove the amount listed as Fund’s portfolio turnover.

Response: The Trust responds by removing the portfolio turnover amount.

Prospectus –Summary Section – Principal Investment Strategies

9.    Staff Comment: Please disclose any limits on investments in privately placed bonds, and state whether there is any possibility of the fund’s illiquid investments exceeding 15% of the Fund’s net assets.

Response: The Trust responds supplementally by noting that the Fund does not have a set limit regarding its investments in privately placed bonds; however, the Trust also notes that pursuant to Rule 22e-4 under the 1940 Act, the Fund is limited to investing no more than 15% of its net assets in illiquid investments. Under the Trust’s liquidity risk management program, the Adviser will provide oversight of the Fund’s portfolio for purposes of compliance with the requirements of Rule 22e-4 and will be responsible for determining the liquidity of the Fund’s holdings. The Adviser anticipates that the Fund will hold primarily highly liquid investments and does not anticipate a scenario where the Fund’s holdings of illiquid securities would exceed 15% of the Fund’s net assets.

10.    Staff Comment: In the fourth paragraph, please change “manages” to “seeks to manage”.

Response: The Trust responds by making the requested revision.

11.    Staff Comment: With respect to investments in derivative instruments referenced in the last sentence of the fifth paragraph, please state if such investments will be included as part of the Fund’s 80% investment policy. If yes, please clarify in the disclosure.

Response: The Trust responds supplementally that any derivative instruments held by the Fund for the purpose of hedging foreign currency risks will not be counted for purposes of compliance with the Fund’s 80% policy. The notional value of any other derivative instruments held by the Fund will be counted for purposes of compliance with the Fund’s 80% policy.

The Trust further responds by adding the following disclosure to the fifth paragraph under “Principal Investment Strategies”:

“The Fund will count the notional value of investments in derivative instruments towards compliance with the 80% investment policy discussed above, except that investments in derivative instruments for the purpose of hedging foreign currency risk will not be counted towards the 80% investment policy.”

Prospectus –Summary Section – Principal Risks

12.    Staff Comment: Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser considers most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included in the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language included in Item 9 to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

Prospectus –Shareholder Information – Shareholder Servicing Plan

13.    Staff Comment: Please consider including brief disclosure regarding the shareholder servicing plan earlier in the Prospectus (i.e. in the footnotes to the Fees and Expenses table).

Response: The Trust respectfully declines to add additional disclosure regarding the shareholder servicing plan earlier in the Prospectus. The Trust notes that footnote one to the Fees and Expenses table currently provides disclosure regarding the shareholder servicing plan, the maximum rate that the Fund may be charged under the shareholder servicing plan, the current rate that the Fund is charged under the shareholder servicing plan and the potential for increases to the rate the Fund may be charged under the shareholder servicing plan.

SAI –Investment Restrictions

14.    Staff Comment: Please revise the concentration sentence to address the Fund’s ability to concentrate in any particular industry, or “group of industries” consistent with Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Trust responds by revising the fundamental investment restriction as follows:

“invest 25% or more of its net assets, calculated at the time of purchase and taken at market value, in securities of issuers in any one industry or group of industries (other than U.S. Government securities)(1);”

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 629-8104.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers

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